

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2026

Michael McLaren
Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami, FL 33132

      Re: Safe & Green Holdings Corp.
           Registration Statement on Form S-1
           Filed December 30, 2025
           File No. 333-292472

Dear Michael McLaren:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Martin S. Siegel